                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                                   ----------

                              SASSCO FASHIONS, LTD.
                               (Name of applicant)

                                  77 Metro Way
                           Secaucus, New Jersey 07094
                    (Address of principal executive offices)

                                   ----------

           Securities to be Issued Under the Indenture to be Qualified



            Title of Class                                Amount
            --------------                                ------
      12.75% Senior Notes, Due 2004                     $110,000,000



Approximate date of proposed public offering: On or before twenty days after the Effective Date (as defined in the Amended Joint Plan of Reorganization of The Leslie Fay Companies Inc., dated December 5, 1996, as further amended).


                     Name and Address of agent for service:

                                Arthur S. Levine
                             Chief Executive Officer
                              Sassco Fashions, Ltd.
                                  77 Metro Way
                           Secaucus, New Jersey 07094
                                 (201) 863-1153

                                    Copy to:

                             Richard G. Mason, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

                                     GENERAL

1. GENERAL INFORMATION. Furnish the following information as to the applicant:

   (a) Form of organization:

       A corporation.

   (b) State or other sovereign power under the laws of which organized:

       Delaware.

2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933, as amended (the "Securities Act"), is not required.

                  Capitalized terms not otherwise defined in this Form T-3 have the respective meanings assigned to them in that certain Disclosure Statement (the "Disclosure Statement"), a copy of which is included as Exhibit T3E.1 hereto.

                  Pursuant to the Amended Joint Plan of Reorganization for Debtors Pursuant to Chapter 11 of the United States Bankruptcy Code proposed by The Leslie Fay Companies, Inc., a Delaware corporation ("LF") and the Official Committee of Unsecured Creditors of LF dated December 5, 1996 (as further amended, the "Plan"), LF's core businesses will be restructured and its Sassco division will be transferred to LF's creditors as a new entity. The new entity was formed on March 5, 1997 as a Delaware corporation under the name Sassco Fashions, Ltd. ("Sassco"). Pursuant to the Plan, certain creditors of LF will receive, in satisfaction of existing claims, 6,800,000 shares in the aggregate of Sassco's common stock, .01 par value, and $110,000,000 in aggregate principal amount of Sassco's 12.75% Senior Notes, Due 2004 (the "Notes"). By order dated December 9, 1996, the Bankruptcy Court approved the Disclosure Statement and set January 14, 1997 (the "Initial Confirmation Date") as the date for a hearing to consider confirmation of the Plan (the "Confirmation Hearing"). The Confirmation Hearing has been conducted by the Bankruptcy Court on various dates since the Initial Confirmation Date. The next date scheduled by the Bankruptcy Court for the Confirmation Hearing is April 21, 1997.

                  If the Plan is confirmed by the Bankruptcy Court on or about April 21, 1997, Sassco presently expects that the consummation of substantially all of the transactions contemplated by the Plan will occur on or about April 30, 1997 (the "Effective Date").

                  Sassco believes that the offer and exchange on the Effective Date of the Notes as described above are exempt from the registration requirements of the Securities Act and of equivalent state securities and "blue sky" laws, by Section 1145(a)(1) of the Bankruptcy Code. Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and "blue sky" laws if the following requirements are satisfied: (i) the securities are issued under a plan of reorganization by the debtor, an affiliate participating in a joint plan with the debtor, or a successor to the debtor under the plan; (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property. Sassco believes that the offer and exchange of the Notes under the Plan will satisfy such requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above.


                                  AFFILIATIONS

3. AFFILIATES. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

                              As of April 11, 1997

                  Sassco was incorporated on March 5, 1997 by Olivier Trouveroy, in his capacity as Creditor Representative under the Plan. As of April 11, 1997, Sassco has not issued and does not own any voting securities, and does not otherwise have any affiliates.

                      As of the Effective Date of the Plan

                  As of the Effective Date of the Plan, Sassco will be under common control with LF. In addition, as of the Effective Date of the Plan, Sassco will own 100% of the voting securities of the following entities:

                                  A.S.L. Retail Outlets, Inc.
                                  Sassco Europe Ltd.
                                  Asia Expert Limited
                                  Tomwell Limited

                  As of the Effective Date of the Plan, Asia Export Limited will own 100% of the voting securities of the following entities:

                                Viewmon Limited

                          MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

                           As of April 11, 1997




             Name                  Mailing Address                  Office
             ----                  ---------------                  ------
Arthur S. Levine              c/o Sassco Fashions, Ltd.     Chief Executive
                                  77 Metro Way                 Officer and
                                  Secaucus, NJ 07094           Director

Lester E. Schreiber           c/o Sassco Fashions, Ltd.        Director
                                  77 Metro Way
                                  Secaucus, NJ 07094

                      As of the Effective Date of the Plan





             Name                  Mailing Address                  Office
             ----                  ---------------                  ------
Arthur S. Levine              c/o Sassco Fashions, Ltd.     Chief Executive
                                  77 Metro Way                 Officer and
                                  Secaucus, NJ 07094           Director

Greg Marks                    c/o Sassco Fashion, Ltd.      President
                                  77 Metro Way
                                  Secaucus, NJ 07094

Lester E. Schreiber           c/o Sassco Fashions, Ltd.     Chief Operating
                                  77 Metro Way                 Officer and
                                  Secaucus, NJ 07094           Director

Dennis P. Kelly               c/o Sassco Fashions, Ltd.     Chief Financial
                                  77 Metro Way                 Officer
                                  Secaucus, NJ 07094

L.G. Schafran                 c/o Sassco Fashions, Ltd.     Director
                                  77 Metro Way
                                  Secaucus, NJ 07094

William J. Nightingale        c/o Sassco Fashions, Ltd.     Director
                                  77 Metro Way
                                  Secaucus, NJ 07094

Clifford B. Cohn              c/o Sassco Fashions, Ltd.     Director
                                  77 Metro Way
                                  Secaucus, NJ 07094

Robert L. Sind                c/o Sassco Fashions, Ltd.     Director
                                  77 Metro Way
                                  Secaucus, NJ 07094

Olivier Trouveroy             c/o Sassco Fashions, Ltd.     Director
                                  77 Metro Way
                                  Secaucus, NJ 07094


5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10% or more of the voting securities of the applicant.

                              As of April 11, 1997

      No person owns 10% or more of the voting securities of the applicant.

                      As of the Effective Date of the Plan


It is not practicable to determine the ownership of voting securities of the applicant as of the Effective Date due to active trading in the claims of the creditors of LF. However, based on the claims of the creditors of LF as of April 11, 1997, the applicant believes that no person will own 10% or more of the voting securities of the applicant as of the Effective Date.

                               UNDERWRITERS

6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

         (a) No person within the three years prior to the date hereof has acted as an underwriter of any securities of Sassco which are outstanding on the date hereof.

         (b) No person will act as a principal underwriter of the Notes.


                            CAPITAL SECURITIES

7. CAPITALIZATION.

         (a) Furnish the following information as to each authorized class of securities of the applicant.

                              As of April 11, 1997

Title of Class                  Amount Authorized         Amount Outstanding
--------------                  -----------------         ------------------

Common Stock, $.01 par value        500 shares                  0


                        On the Effective Date of the Plan

Title of Class                  Amount Authorized         Amount Outstanding
--------------                  -----------------         ------------------
Common Stock, $.01 par value     20,000,000 shares           6,800,000


Preferred Stock, $.01 par value  1,000,000 shares               0

Notes                          $110,000,000 aggregate     $110,000,000 aggregate
                               principal amount           principal amount

         (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.


                  Each share of Common Stock of Sassco will be entitled to one vote, and Sassco's Amended and Restated Certificate of Incorporation will not provide for cumulative voting. The Preferred Stock (except as may otherwise be provided in a certificate designating the preferred stock) and the Notes are not entitled to any voting rights.


                              INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

                  All references to the Indenture herein refer to the Indenture (the "Indenture") to be dated as of the Effective Date between Sassco and IBJ Schroeder Bank & Trust Company, as trustee (the "Trustee"). Capitalized terms used in this Section 8 which are not otherwise defined below or elsewhere in this Application on Form T-3 have the respective meanings assigned to them in the Indenture. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Indenture. A copy of the Indenture, including the form of Notes, is included as Exhibit T3C hereto.

         (A) EVENTS OF DEFAULT. The following are Events of Default under the
Indenture: (i) failure to pay interest on any Security when the same becomes due and payable, which failure to pay continues for a period of five Business Days;
(ii) failure to pay principal when due at maturity, upon redemption, or otherwise; (iii) failure to observe, perform or comply with any covenant, condition, agreement or obligation in the Securities or the Indenture, subject in certain cases to a 10-day or 30-day grace period; (iv) material breach of a representation or warranty; (v) a default in the payment of any principal, interest or penalty on any instrument of Indebtedness of Sassco or any of its Subsidiaries having a principal amount, together withe the principal amount of any other Indebtedness of Sassco under which there exists such a default, in excess of $500,000, after the expiration of any applicable grace period; (vi) a final judgment entered against Sassco or any of its Subsidiaries remains undischarged for 90 days, if the aggregate of all such judgements exceeds $500,000 (net of insurance proceeds); (vii) a Lien holder takes possession of all or substantially all of the properties, assets or revenues of Sassco for at least 30 days; or (viii) the occurrence of certain bankruptcy related events.

                  If an Event of Default occurs and is continuing, then, either the Trustee or the Holders of at least 25% in principal amount of the then-outstanding Securities, by notice to Sassco (and to the Trustee if given by Holders), may, and the Trustee upon the request of the Holders of at least 25% in principal amount of the then-outstanding Securities shall, declare the unpaid principal of and premium, if any, and any accrued interest on all the Securities to be due and payable, and upon any such declaration the same shall become immediately due and payable; provided that no such declaration is required in the case of an Event of Default specified in clause (viii) above.

                  The Holders of a majority in principal amount of the then-outstanding Securities by notice to the Trustee may (i) waive an existing Default or Event of Default and its consequences (other than a failure to pay principal, premium, if any, or interest when due) and (ii) rescind an acceleration and its consequences if the rescission would not conflict with any order, judgment or decree and if all existing Events of Default (except nonpayment of principal, premium, if any, or interest that has become due solely because of the acceleration) have been cured or waived.

                  The Indenture provides that if a Default occurs and is continuing, the Trustee shall promptly give the Securityholders notice of the Default promptly after the Trustee has knowledge thereof. There are no provisions in the Indenture with respect to the withholding of notice to the Securityholders of any Default or Event of Default.

         (B) AUTHENTICATION AND DELIVERY OF NOTES; APPLICATION OF PROCEEDS. Each Security will be signed by two Officers of the Company. A Security will not be valid until authenticated by the manual signature of an authorized signatory of the Trustee, such signature to be conclusive evidence that the Security has been authenticated under the Indenture.

                  There are no provisions in the Indenture with respect to the application by Sassco of proceeds. There will be no proceeds from the initial issuance of the Notes because such securities will be issued pursuant to a plan of reorganization approved by the United States Bankruptcy Court in exchange for the discharge of certain claims arising from ownership of certain securities of and claims against the debtors involved in the bankruptcy proceeding.

         (C) RELEASE OF COLLATERAL.  Not Applicable

         (D) SATISFACTION AND DISCHARGE. The Indenture will cease to be of further effect when all outstanding Securities theretofore authenticated and issued have been delivered (other than destroyed, lost or stolen Securities that have been replaced or paid) to the Trustee for cancellation and Sassco has paid all sums payable under the Indenture. In addition, Sassco may terminate its obligations under the Securities and the Indenture if (i) Sassco has irrevocably deposited in trust for the benefit of the Holders with the Trustee at any time prior to the stated maturity of the Securities or the date of redemption of all the Outstanding Securities, money or U.S. Government Obligations sufficient to pay the principal of and interest on the Outstanding Securities to maturity or redemption, as the case may be, and to pay all other sums payable by it under the Indenture; (ii) Sassco delivers to the Trustee an Officers' Certificate and an Opinion of Counsel to the effect that all conditions precedent relating to satisfaction and discharge have been complied with; (iii) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or as a result thereof; (iv) the Company delivers to the Trustee certain rulings and/or Opinions of Counsel relating to tax and bankruptcy matters; and (v) Sassco's exercise of its option to terminate its obligations under the Securities and the Indenture will not cause the Trustee to have a conflicting interest with respect to any securities of Sassco. In the event the Securities are defeased as aforesaid, the Company will be relieved of its obligations under the Indenture, with certain specified exceptions.

         (E) EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS. The Company is required to furnish the Trustee and each Requesting Holder (within 45 days after the end of each of the first three quarters of each Fiscal Year and within 90 days after the end of each Fiscal Year) with an Officers' Certificate of Sassco relating to the knowledge of such officers with respect to (i) the fulfillment of Sassco's obligations under the Indenture; (ii) the existence of any Default that occurred during the Fiscal Year, and if they do know of a Default, describing it and its status; and (iii) the existence of any event by reason of which payments on the Securities are prohibited.

                  The Indenture provides that upon any application or request by Sassco to the Trustee to take any action under the Indenture, Sassco must furnish to the Trustee an Officers' Certificate stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in the Indenture relating to the proposed action have been complied with. Each such certificate must include (i) a statement that the Person making the certificate or opinion has read such covenant or condition; (ii) a brief statement as to the nature and scope of examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; (iii) a statement that, in the opinion of such Person, he has made such examination or investigation as is necessary to entitle him to express an informed opinion as to whether such covenant or condition has been complied with; and (iv) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been complied with.

9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

                  There is no other person who is an obligor under the Indenture or otherwise upon the Notes.

                  Contents of application for qualification. This application for qualification comprises:

         (a)      Pages numbered __ to __, consecutively. (1)

         (b) The statement of eligibility and qualification of the Trustee under the Indenture to be qualified on Form T-1.

         (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

                  Exhibit T3A.1   Certificate of Incorporation of Sassco,
                                  currently in effect.

                  Exhibit T3A.2   Form of Amended and Restated Certificate of
                                  Incorporation of Sassco.

                  Exhibit T3B.1   Existing By-laws of Sassco.

                  Exhibit T3B.2   Form of Amended By-laws of Sassco.

                  Exhibit T3C     Form of Indenture to be qualified (including
                                  form of Note attached as Exhibit A thereto).

                  Exhibit T3E.1   Disclosure Statement for Amended Joint Plan of
                                  Reorganization, dated December 5, 1996 (the
                                  "Disclosure Statement") (including the
                                  appendices and exhibits attached thereto).

                  Exhibit T3E.2   Supplemental Disclosure Statement.

                  Exhibit T3E.3   Second Supplemental Disclosure Statement.

                  Exhibit T3E.4   Modification of Third Amended and Restated
                                  Joint Plan of Reorganization.

                  Exhibit T3F     Cross Reference Sheet showing the location in
                                  the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, as amended (included in Exhibit T3C hereof).

(1) Pursuant to Rule 309(a) of Regulation ST, requirements as to sequential numbering shall not apply to this electronic format document.

                                    SIGNATURE

                  Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Sassco Fashions, Ltd., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested all in the City of Secaucus, State of New Jersey, on the 11th day of April, 1997.

                                          SASSCO FASHIONS, LTD.



         (SEAL)                           By:         /s/ Arthur S. Levine
                                             -----------------------------------
                                          Name:       Arthur S. Levine
                                          Title:      Chief Executive Officer


Attest:     /s/ Lester E. Schreiber
       ----------------------------------
Name:       Lester E. Schreiber
Title:      Director

                               -------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                               -------------------
                                    FORM T-1

                            STATEMENT OF ELIGIBILITY
                   UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE

                      CHECK IF AN APPLICATION TO DETERMINE
                      ELIGIBILITY OF A TRUSTEE PURSUANT TO
                                SECTION 305(b)(2)


                        IBJ SCHRODER BANK & TRUST COMPANY
               (Exact name of trustee as specified in its charter)

                   New York                                       13-5375195
      (Jurisdiction of incorporation                          (I.R.S. employer
or organization if not a U.S. national bank)                 identification No.)

One State Street, New York, New York                                10004
(Address of principal executive offices)                          (Zip code)

                                JAMES P. FREEMAN
                        IBJ SCHRODER BANK & TRUST COMPANY
                                One State Street
                            New York, New York 10004
                                 (212) 858-2000
            (Name, address and telephone number of agent for service)

                              Sassco Fashions, Ltd.
              (Exact names of obligor as specified in its charter)

          Delaware                                              22-3497645
(State or other jurisdiction of                              (I.R.S. employer
 incorporation or organization)                              identification No.)

          77 Metro Way                                             07094
      Secaucus, New Jersey                                      (Zip code)
(Address of principal executive offices)

                          12.75% Senior Notes, Due 2004

                                   ----------

                         (Title of indenture securities)

Item 1.             General information

                    Furnish the following information as to the trustee:

               (a) Name and address of each examining or supervising authority to which it is subject.

                    New York State Banking Department, Two Rector
                    Street, New York, New York

                    Federal Deposit Insurance Corporation, Washington,
                    D.C.

                    Federal Reserve Bank of New York Second District, 33 Liberty Street, New York, New York

               (b)  Whether it is authorized to exercise corporate trust powers.

                                     Yes


Item 2.             Affiliations with the Obligor.

                    If the obligor is an affiliate of the trustee, describe each such affiliation.

                    The obligor is not an affiliate of the trustee.


Item 13.            Defaults by the Obligor.


               (a) State whether there is or has been a default with respect to the securities under this indenture. Explain the nature of any such default.

                                    None

               (b) If the trustee is a trustee under another indenture under which any other securities, or certificates of interest or participation in any other securities, of the obligors are outstanding, or is trustee for more than one outstanding series of securities under the indenture, state whether there has been a default under any such indenture or series, identify the indenture or series affected, and explain the nature of any such default.

                                    None


Item 16.            List of exhibits.

                    List below all exhibits filed as part of this statement of eligibility.

     *1. A copy of the Charter of IBJ Schroder Bank & Trust Company as amended to date. (See Exhibit 1A to Form T-1, Securities and Exchange Commission File No. 22-18460).

     *2. A copy of the Certificate of Authority of the trustee to Commence Business (Included in Exhibit 1 above).

     *3. A copy of the Authorization of the trustee to exercise corporate trust powers, as amended to date (See Exhibit 4 to Form T-1, Securities and Exchange Commission File No. 22-19146).

     *4.  A copy of the existing By-Laws of the trustee, as amended to date (See
          Exhibit 4 to Form T-1, Securities and Exchange Commission File No. 22-19146).

      5.  Not Applicable

      6. The consent of United States institutional trustee required by Section 321(b) of the Act.

      7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

* The Exhibits thus designated are incorporated herein by reference as exhibits hereto. Following the description of such Exhibits is a reference to the copy of the Exhibit heretofore filed with the Securities and Exchange Commission, to which there have been no amendments or changes.

                                      NOTE

In answering any item in this Statement of Eligibility which relates to matters peculiarly within the knowledge of the obligor and its directors or officers, the trustee has relied upon information furnished to it by the obligor.

Inasmuch as this Form T-1 is filed prior to the ascertainment by the trustee of all facts on which to base responsive answers to Item 2, the answer to said Item is based on incomplete information.

Item 2, may, however, be considered as correct unless amended by an amendment to this Form T-1.

Pursuant to General Instruction B, the trustee has responded to Items 1, 2 and 16 of this form since to the best knowledge of the trustee as indicated in Item 13, the obligor is not in default under any indenture under which the applicant is trustee.

                                    SIGNATURE

                  Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, IBJ Schroder Bank & Trust Company, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility & qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, and State of New York, on the 10th day of April, 1997.

                                    IBJ SCHRODER BANK & TRUST COMPANY



                                    By:  /s/ James P. Freeman
                                         ----------------------------------
                                            James P. Freeman
                                            Assistant Vice President

                                    Exhibit 6

                               CONSENT OF TRUSTEE



                  Pursuant to the requirements of Section 321(b) of the Trust Indenture Act of 1939, as amended, in connection with the issuance by Sassco Fashions, Ltd. of its 12.75% Senior Notes, Due 2004, we hereby consent that reports of examinations by Federal, State, Territorial, or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.


                                    IBJ SCHRODER BANK & TRUST COMPANY



                                    By:  /s/ James P. Freeman
                                         ----------------------------------
                                            James P. Freeman
                                            Assistant Vice President










Dated:   April 10, 1997

                                    EXHIBIT 7


                       CONSOLIDATED REPORT OF CONDITION OF
                        IBJ SCHRODER BANK & TRUST COMPANY
                              of New York, New York
                      And Foreign and Domestic Subsidiaries


                         Report as of December 30, 1996





                                     ASSETS                                                      Dollar Amounts
                                     ------                                                       in Thousands
                                                                                                 ---------------

Cash and balance due from depository institutions:
    Noninterest-bearing balances and currency and coin   ........................................$       32,466
    Interest-bearing balances....................................................................$      347,310

Securities:    Held-to-maturity securities.......................................................$      175,628
               Available-for-sale securities.....................................................$       37,536

Federal funds sold and securities purchased under agreements to resell in domestic offices of the bank and of its Edge and Agreement subsidiaries and in
IBFs:
    Federal Funds sold...........................................................................$       13,900
    Securities purchased under agreements to resell..............................................$        4,524

Loans and lease financing receivables:
    Loans and leases, net of unearned income....................................$     1,844,295
    LESS: Allowance for loan and lease losses...................................$        57,261
    LESS: Allocated transfer risk reserve.......................................$           -0-
    Loans and leases, net of unearned income, allowance, and reserve.............................$    1,787,034

Trading assets held in trading accounts..........................................................$          403

Premises and fixed assets (including capitalized leases).........................................$        4,123

Other real estate owned..........................................................................$          202

Investments in unconsolidated subsidiaries and associated companies..............................$          -0-

Customers' liability to this bank on acceptances outstanding.....................................$          463

Intangible assets................................................................................$          -0-

Other assets.....................................................................................$       87,430


TOTAL ASSETS.....................................................................................$    2,491,019




                                   LIABILITIES
                                   -----------
Deposits:
    In domestic offices..........................................................................$      792,944
        Noninterest-bearing ....................................................$      228,711
        Interest-bearing .......................................................$      564,233

    In foreign offices, Edge and Agreement subsidiaries, and IBFs................................$    1,125,928
        Noninterest-bearing ....................................................$       20,348
        Interest-bearing .......................................................$    1,105,580

Federal funds purchased and securities sold under agreements to repurchase in domestic offices of the bank and of its Edge and Agreement subsidiaries, and in
IBFs:

    Federal Funds purchased......................................................................$      185,300
    Securities sold under agreements to repurchase...............................................$          -0-

Demand notes issued to the U.S. Treasury.........................................................$        5,098

Trading Liabilities..............................................................................$           83

Other borrowed money:
    a) With a remaining maturity of one year or less.............................................$       74,686
    b) With a remaining maturity of more than one year...........................................$        4,763

Mortgage indebtedness and obligations under capitalized leases...................................$          -0-

Bank's liability on acceptances executed and outstanding.........................................$          463

Subordinated notes and debentures................................................................$          -0-

Other liabilities................................................................................$       82,930


TOTAL LIABILITIES................................................................................$    2,272,195

Limited-life preferred stock and related surplus.................................................$          -0-


                                 EQUITY CAPITAL
                                 --------------


Perpetual preferred stock and related surplus....................................................$          -0-

Common stock.....................................................................................$       29,649

Surplus (exclude all surplus related to preferred stock).........................................$      217,008

Undivided profits and capital reserves...........................................................$      (27,849)

Net unrealized gains (losses) on available-for-sale securities...................................$           16

Cumulative foreign currency translation adjustments..............................................$          -0-


TOTAL EQUITY CAPITAL.............................................................................$      218,824

TOTAL LIABILITIES AND EQUITY CAPITAL.............................................................$    2,491,019

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                                       EXHIBIT INDEX


Exhibit Number and Name                                               Page No.


Exhibit T3A.1  Certificate of Incorporation of
               Sassco, currently in effect ..........................

Exhibit T3A.2  Form of Amended and Restated Certificate
               of Incorporation of Sassco ...........................

Exhibit T3B.1  Existing By-laws of Sassco ...........................

Exhibit T3B.2  Form of Amended By-laws of Sassco ....................

Exhibit T3C    Form of Indenture to be qualified (including
               form of Note attached as Exhibit A thereto) ..........

Exhibit T3E.1 Disclosure Statement for Amended Joint Plan of Reorganization, dated December 5, 1996 (including the appendices and exhibits attached thereto) ............

Exhibit T3E.2  Supplemental Disclosure Statement ....................

Exhibit T3E.3  Second Supplemental Disclosure Statement .............

Exhibit T3E.4  Modification of Third Amended and Restated
               Joint Plan of Reorganization .........................

Exhibit T3F    T3F Cross Reference Sheet showing the location in the
               Indenture of the provisions inserted therein pursuant
               to Sections 310 through 318(a), inclusive, of the
               Trust Indenture Act of 1939, as amended (included in
               Exhibit T3C hereof) ..................................

                                      -11-